

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 23, 2016

<u>Via E-mail</u>
Jonathan R. Brown
Chief Accounting Officer
New Residential Investment Corp.
1345 Avenue of the Americas, 46th Floor
New York, NY  10105

>      **Re:    New Residential Investment Corp.**
>             **Form 10-K for the fiscal year ended December 31, 2014**
>             **Filed March 2, 2015**
>             **Form 10-Q for the quarterly period ended September 30, 2015**
>             **Filed November 5, 2015**
>             **File No. 1-35777**

Dear Mr. Brown:

        We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jaime G. John

                                    Jaime G. John
                                    Accounting Branch Chief
                                    Office of Real Estate and
                                         Commodities